[Letterhead of Simpson Thacher & Bartlett LLP]

May 23, 2006

  Re:
  Verigy Pte. Ltd.
  Registration Statement on Form S-1
  File No. 333-132291

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mancuso:

        On behalf of Verigy Pte. Ltd. (the "Company"), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above referenced Registration Statement (the "Registration Statement"). We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 2 for the convenience of the staff (the "Staff") of the Securities and Exchange Commission.

        In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated May 17, 2006 from the Staff regarding the Registration Statement. To assist your review, we have included the text of the Staff's comments below in italicized type. Please note that all references to page numbers in our responses are references to the page numbers in Amendment No. 2.

Our tax sharing agreement with Agilent, page 24.

1.
Please expand your response to comment 16 to explain why you could not provide an estimate of the magnitude of the liability with appropriate assumptions and explanations of how the estimate could change materially. For example, what would be the tax liability at the IPO price?

        The Company has included additional disclosure on page 25 to further explain Verigy's potential obligation. The Company has not provided the final amounts relating to the potential obligation and the related metrics, but would undertake to provide such information in the S-1 prior to the circulation of a preliminary prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

Net Revenue, page 46

2.
We refer you to prior comment 33. We note that your net product revenue for the three months ended January 31, 2006 as compared to the prior period increased significantly. We note your disclosure that the enhanced versions of the 93000 Series platform and the Versatest V5000 Series platform in early fiscal 2005 and late fiscal 2004, respectively, contributed to the increase in net product revenue. Since it appears that these enhanced products were available for sale in both periods, it appears that the increase in net sales is due to the "strong demand" from your memory test customers. This appears to imply that the volume of products sold increased significantly in the 2006 period. Revise your disclosure to quantify the effects of the increased demand and to discuss the factors that led to such an increased demand for all periods in which increase demand is significant.

  The Company has revised pages 47-48 in response to this comment.

Operating Expenses, page 51

3.
We refer you to prior comment 35. We note your revised disclosure on page 109 that any costs or expenses or any liability incurred before, on or after the separation date to the extent arising out of Agilent's previously announced restructurings are obligations of Agilent. Confirm to us and revise your disclosure to discuss that the plan initiated in 2005 as disclosed on page 53 was initiated by you and not subject to the disclosure on page 109. Additionally, revise your discussion to identify the periods in which you expect material cash outlays and the expected source of their funding, as previously requested.

  The Company has amended its disclosure on page 54 to clarify that the restructuring plan was part of Agilent's plan, that Agilent will retain the liabilities for the restructuring costs under the 2005 plan and that these payouts will have no cash impact on the Company. The Company has noted on pages 40-41 that it will retain certain liabilities related to its asset purchase agreements with Flextronics and that these liabilities will be paid out of the IPO proceeds.

Provision for income taxes, page 54

4.
We note your disclosure on page 55 in response to our prior comment 36. We reissue our comment in part. Please quantify known differences that you will encounter after the separation.

  The Company acknowledges the Staff's comment and has added disclosure on page 56 in response. The Company respectfully submits that there are currently no known differences in the tax rate that the Company will encounter after the separation, because of the various reasons outlined on page 56. The Company supplementally advises the Staff that there is disclosure on page 56 that the Company expects to realize more favorable effective tax rates as its profitability increases.

5.
We note your disclosure added on page 55 in response to our prior comment 37. Please quantify the effect of the tax concessions mentioned on page 9 during the periods presented.

  The Company has modified the disclosure on page 9 to delete the bullet point that inaccurately suggested that the Company received tax concessions in prior periods. Although Agilent has received tax concessions in prior periods, none of these concessions benefitted the Company because of the Company's losses in certain jurisdictions. The tax concessions that the Company expects to receive from the Singapore government will only affect future periods.

Financial Condition, page 58

6.
We refer you to your response to prior comments 38 and 44 in which you disclosed that Agilent will be making a capital contribution to you on or prior to the separation date to cover separation costs after the separation date. Your disclosure at the bottom of page 59 states that you will be responsible for these costs during that period. Please clarify whether the funding is a loan or a capital contribution. Revise as necessary.

        The Company has noted on page 59 that the only funding to be received by Agilent will be in the form of a loan rather than a capital contribution, which reflects the current arrangement between the parties; provided that if the net proceeds from the IPO are less than a specified amount, then Agilent has agreed to make a payment or other transfer of value to us to make up for any such shortfall.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

7.
Please refer to prior comment 44. We note your disclosure on page 64 that you "will" borrow $15 million. Based upon your response, it appears that this amount is an estimate and the actual amount of borrowings may be less than $15 million or more than $15 million, but not in excess of the total credit line of $25 million. When a transaction is structured in such a manner that significantly different results may occur, you should provide additional pro forma information to give effect to the range of possible results. See Rule 11-02(b)(8) of Regulation S-X.

  The Company has revised its disclosure on page 65 to clarify that it now expects to borrow $25 million from Agilent under the credit line. As the parties have gotten closer to the separation date, the Company now has a better quantification of its liquidity needs. The Company would respectfully submit that no additional pro forma results are required because all borrowings will be repaid out of the proceeds of the offering and, accordingly, the borrowing amount will have no impact on the Company's pro forma balance sheet.

8.
We note that you have debited other current assets as one of your Flextronics pro forma adjustments for $28 million. It is not apparent to us why you have recorded this adjustment. Please provide to us the specific journal entries that you will record to reflect the Flextronics transaction and describe each entry. Please ensure that each significant adjustment is referenced to notes which clearly explain reason for the adjustment, as required by Article 11(b)(6) of Regulation S-X.

In accordance with Article 11(b)(6) of Regulation S-X, the Company has revised the references to the adjustments to clearly explain the reason for the adjustments. Supplementally, the Company has provided the following to add clarity:

Revised (E)—Under the terms of the asset purchase agreement with Flextronics, effective June 1, 2006, we will sell approximately $21 million of inventory and $2 million of machinery and equipment. The machinery and equipment has a net book value of approximately $1 million and we expect a gain on sale of approximately $1 million. The sale of inventory will be at net book value. A receivable of $23 million related to this sale has been recorded in other current assets.

Dr Other current assets	$23 million
Cr Inventory	$21 million
Cr Property, Plant and Equipment, net	$1 million
Cr Gain on sale (Invested equity by Agilent)	$1 million

Revised (E), now (F)—Also in connection with these agreements, Flextronics will pay us $3 million of additional consideration that we will defer and recognize ratably over the manufacturing contract period. Included in other current assets is an adjustment to reflect the $3 million receivable from Flextronics and to record a $1 million current liability and a $2 million long term liability relating to the total amount to be deferred.

Dr Other current assets	$3 million
Cr Other accrued liabilities	$1 million
Cr Other long-term liabilities	$2 million

Revised (E), now (G)—In addition, we will pay Flextronics $1.5 million effective June 1, 2006 for transition related services that Flextronics will provide to us, which we will record as a long-term prepaid asset and recognize ratably over the manufacturing contract period. This adjustment reflects our payable to Flextronics of $1.5 million and the related long-term prepaid asset.

Dr Other assets	$2 million
Cr Accounts Payable	$2 million

Revised (F), now (H)—Under the terms of the asset purchase agreements with Flextronics, Flextronics will assume net pension liabilities of $1 million ($5 million projected benefit obligation less funding of $4 million at the accumulated benefit obligation level) and flexible time off liabilities of $1 million for approximately 85 transferred employees. Agilent will fund 80% of the accumulated prior service pension benefits at the accumulated benefit obligation level ($3 million) and will fund 80% of the flexible time off liabilities ($1 million). We will repay the total of $4 million to Agilent 30 days after the date when the Company receives its offering proceeds. We will also pay the remaining employee-related benefits liabilities of approximately $1 million to Flextronics by June 30, 2006. As part of this transaction, we also expect a curtailment loss of approximately $0.1 million.

Dr Employee compensation and benefits liability (Flexible time off liabilities)	$1 million
Cr Payable to Agilent	$1 million

Dr Long-term liabilities (Net pension liability)	$4 million
Cr Payable to Agilent	$3 million
Cr Other accrued liabilities	$1 million

New (I)—Under the terms of the asset purchase agreements with Flextronics, Agilent will pay Flextronics $5 million on June 1, 2006 for future severance and other employee-related benefits associated with the transferred employees. We will defer these costs and recognize them ratably over the employees' period of service until the employees' date of termination from Flextronics. Under the master separation and distribution agreement, we have agreed to reimburse Agilent for these costs within 30 days after the date when the Company receives its offering proceeds.

Dr Other current assets	$3 million
Dr Other assets	$2 million
Cr Payable to Agilent	$5 million

Board Composition, page 86

9.
We note your response to our prior comment 49. Please provide us with your analysis as to how and when you intend to comply with the NASD director independence standards.

        The Company intends to add at least one independent director to its board, as well as to its audit committee, compensation committee and nominating and corporate governance committee, prior to the effectiveness of the IPO. The Company intends to take advantage of the phase-in rules permitted by the SEC and the NASD and intends to add an additional independent director to its board and its committees within three months of the IPO. Finally, the Company expects to be in full compliance with the SEC and NASD rules relating to director independence within one year from the IPO effective date.

Purchase Price, page 102

10.
Please provide the disclosure required by instruction 5 of Regulation S-K Item 404(a).

        The Company informs the Staff that the assets to be transferred to the Company were acquired by Agilent more than two years prior to the transfer date; accordingly, no disclosure regarding the price paid by Agilent is required pursuant to Instruction 5. The Company has added disclosure on page 105 to the effect that the purchase price was based on Agilent's determination of the fair market value of the transferred assets and liabilities. The Company supplementally advises the Staff that Agilent received a valuation from a third-party appraisal firm to assist in its determination of the fair market value. The reason why Agilent retained an appraisal firm to determine the price is because the sale of the assets will be a taxable transaction for Agilent and Agilent wanted to be in a position to correctly report the amount of taxable gain on the transaction. Because Agilent will be funding the entire amount of the purchase price, the Company would submit that the actual amount of the purchase price is not material to Verigy shareholders. Accordingly, we believe that disclosure of the actual identity of the third party making the appraisal is not material to Verigy shareholders.

Auditors, page 104

11.
We note your disclosure in response to comment 58. However, it remains unclear how the agreement is consistent with the responsibilities of the audit committee.

        The Company and Agilent have modified the Master Separation and Distribution Agreement by removing the undertaking by the Company that the Company will not change its independent auditors without the prior written consent of Agilent. The Company has removed the disclosure to that effect on page 107 of Amendment No. 2.

Restrictions on Activities, page 105

12.
We note your response to our prior comment 59. Please update us on the status of your negotiation of the Intellectual Property Matters Agreement and related disclosure in this section.

        We hereby advise the Staff that the form of the Intellectual Property Matters Agreement has been finalized and has been filed as Exhibit 2.3 to Amendment No. 2. The disclosure on pages 116-118 has been amended accordingly.

Expenses, page 106

13.
Please explain how the agreements will allocate the costs and expenses.

        The disclosure on page 109 has been amended to provide further clarification on the allocation of the costs and expenses in connection with Verigy's separation from Agilent.

Transition Services, page 114

14.
Please reconcile your statement of no profit on page 115 with the revised disclosure on page F-45. Please disclose how you will determine the rate of profit.

        The disclosure on page F-45 has been amended to note the rate of profit is consistent with Agilent's intercompany pricing practices, which is generally 10%. The disclosure on page 119 has been revised to reflect the changes made on page F-45.

Comparison of Shareholder Rights, page 120

15.
Please tell us the authority on which you rely to qualify your disclosure by reference as you do in the last sentence of the second paragraph.

        The Company has revised its disclosure on page 124 of Amendment No. 2 to remove the qualification in the last sentence of the second paragraph.

Singapore Tax Considerations, page 132

16.
We note your response to our prior comment 64. You may not disclaim responsibility for your disclosure. Please revise your disclosure that the information is "general in nature" which we view as inappropriate.

        The Company has revised its disclosure on page 136 of Amendment No. 2 to remove the statement referenced above.

Stamp Duty, page 132

17.
Please unequivocally state the tax consequences. We note your current use of equivocal language like "should." If you cannot unequivocally state the tax consequences, please disclose the reason why, and disclose the possible outcomes and risks to investors.

        The Company has revised its disclosure on page 136 of Amendment No. 2 to state that, under Singapore law as currently in effect, there will be no Singapore stamp duty on transfers made through the Company's branch register that will be maintained in the United States.

Underwriting, page 134

18.
We have reviewed your response to prior comment 40; however, your disclosure should be revised to provide more specific information so investors can evaluate the nature of the relationships you mention.

        The Company has made the requested revision on pages 141-142 of Amendment No. 2.

Combined Financial Statements

Notes to Combined Financial Statements

Note 20, Subsequent Event, page F-43

19.
We refer you to the second bullet of prior comment 26. We note in your disclosure that you have entered into several asset purchase agreements with Flextronics on March 31, 2006. In this regard, we have the following comments:

  •
  Revise your disclosure to indicate that the agreements were signed by Agilent, and that you will assume the agreements upon the separation date.

    The disclosure has been revised on page F-43 in response to this comment.

    •
    We note your disclosure that you expect all manufacturing activities to be performed by independent contractors by the middle of 2006. Update your disclosure to the extent that the agreement with Flextronics has changed this statement.

    The Company had anticipated the Flextronics agreement at the time it made these prior statements and, accordingly, no changes to this statement are required.

    •
    Revise your disclosure to provide all significant provisions of the agreement. For example, we note that Flextronics will be permitted to not only sell products to you, but to also directly sell the same products to third-party buyers previously agreed upon by Agilent and Flextronics. In this regard, clarify to us how sales from Flextronics to the Eligible Buyers impacts your operations, if at all.

    The disclosure has been revised on pages F-43 to F-44 in response to this comment. The Company supplementally advises the Staff that the term "Eligible Buyers" under the Flextronics agreement is defined to mean Agilent and its subsidiaries.

    •
    We note your disclosure that you believe that relying upon independent contract manufacturers will decrease your fixed costs and better position you to respond to changes in the demand for your products. As previously requested, revise your MD&A discussion to discuss the expected impact to your results of operations, financial condition and cash flows. For example, address changes to your variable costs and tell this investor if you expect material changes to the amount of inventory that you hold and costs associated with that inventory, and material impact on future periods' gross margin as a result of the sale of inventory to Flextronics at cost.

    The Company has added disclosure in its MD&A discussion on page 40 to discuss the expected impact to its inventory levels, gross margins, results of operations, financial condition and cash flows as a result of its reliance on contract manufacturers.

Undertakings, page II-3

20.
Please include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d) and Rule 424(b)(3).

        The Company has included the required undertakings on page II-4 to II-5 of Amendment No. 2.

Exhibits

21.
We note your response to comment 81; however, it is unclear why you cannot currently file existing retention bonus agreements. Please explain.

        The Company has filed the amended retention bonus agreements as Exhibits 10.12 and 10.13 to Amendment No. 2.

22.
Please file complete exhibits with all attachments. For example, we note the apparent blanks in exhibit 10.10, missing exhibits mentioned on page 35 of exhibit 10.4 and the schedules mentioned in exhibit 10.5.

        The Company expects to file these exhibits with attachments shortly and expects to submit a Confidential Treatment Request for certain of these exhibits.

*    *    *

        If you should have any questions or comments regarding this letter or Amendment No. 2, please contact William H. Hinman at (650) 251-5120, Gregory M. King at (650) 251-5175 or James D. Evans at (650) 251-5297.

Sincerely,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:	Jay Mumford Securities and Exchange Commission
Kenneth M. Siegel Verigy Pte. Ltd.
D. Craig Nordlund Agilent Technologies, Inc.
Patrick A. Pohlen Latham & Watkins LLP